

Mail Stop 3561

August 24, 2017

Via E-mail
Aurora Fiorin
President
Soldino Group Corp
Via Busco, 4, Spresiano, Treviso
31027 Italy

     Re: Soldino Group Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 21, 2017
           File No. 333-218733

Dear Ms. Fiorin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2017 letter.

General

1. We reissue comment 1. Please update the disclosure throughout the registration statement to the nearest practicable date. For example, we note the shares outstanding prior to the offering on page 6 is as of February 2017.

Risk Factors, page 8

2. Please add a risk factor discussing your dependence upon a few material customers for your revenues to date.

Use of Proceeds, page 12

3. We reissue comment 3. We note the revised disclosure in the risk factors on page 8 and under use of proceeds on page 12. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. You have not discussed specifically the contingencies and alternatives to the use. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

Financial Statements for the Three Months Ended July 31, 2017, page 40

4. Please revise to clearly label the financial statements for the three months ended July 31, 2017 and related notes as "unaudited."

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
   The Bunker Law Group, PLLC